                                                                    EXHIBIT 99.2

                                       FOR :    BE SEMICONDUCTOR INDUSTRIES N.V.
                                                Marconilaan 4
                                                5151 DR Drunen
                                                The Netherlands

                                                Drunen, 13 January 2005


                                  PRESS RELEASE

           NOT FOR DISTRIBUTION IN THE UNITED STATES, CANADA OR JAPAN

             BE SEMICONDUCTOR INDUSTRIES N.V. ANNOUNCES EXERCISE OF OPTION TO ACQUIRE ADDITIONAL NOTES IN CONVERTIBLE NOTES OFFER

BE Semiconductor Industries N.V. ("Besi"), a leading manufacturer of assembly equipment for the semiconductor industry, announces that, in connection with its offer (the "Offer") of convertible notes (the "Notes") due 2012 launched on 11 January 2005, Morgan Stanley & Co. International Limited has today exercised an option granted to it by Besi to acquire (euro)6 million in principal amount of additional Notes.

The exercise of the option increases the amount raised in the Offer from
(euro)40 million to (euro)46 million.

The Offer was lead managed by Morgan Stanley & Co. International Limited.

Besi designs, develops, manufactures, markets and services die sorting, flip chip die-attach, molding, trim and form, singulation and plating systems for the semiconductor industry's assembly operations. Its customers consist primarily of leading US, European, Asian, Korean and Japanese semiconductor manufacturers and subcontractors.

CONTACTS:
Richard W. Blickman                              Cor to Hennepe
President & CEO                                  Director of Finance
Tel. (31) 416 384345                             Tel. (31) 416 384345

This announcement is not an offer for sale in the United States or any other jurisdiction. The Notes may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. BE Semiconductor Industries N.V. does not intend to register any portion of the Offer in the United States or to conduct a public offer of securities in the United States.

The Notes will only be offered to individuals or legal entities who or which trade or invest in securities in the conduct of a profession or trade within the meaning of Section 2 of the Exemption Regulation to the Netherlands Securities Market Supervision Act 1995, as amended ("Vrijstellingsregeling Wet toezicht effectenverkeer 1995").

Morgan Stanley & Co. International Limited is acting for BE Semiconductor Industries N. V. in connection with the Offer and no-one else and will not be responsible to anyone other than BE Semiconductor Industries N. V. for providing the protections offered to customers of Morgan Stanley & Co. International Limited nor for providing advice in relation to the Offer.

This announcement is directed only at persons who (i) have professional experience in matters relating to investments or (ii) are persons falling within
Article 49(2)(a) to (d) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (as amended) or to whom it may otherwise be lawfully communicated (all such persons together being referred to as "relevant persons"). This announcement must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this announcement relates is available only to relevant persons and will be engaged in only with relevant persons.

In connection with this Offer, Morgan Stanley & Co. International Limited (or any person acting for it) may over-allot or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail for a limited period. However, there may be no obligation on Morgan Stanley & Co. International Limited (or any agent of it) to do this. Such stabilising, if commenced, may be discontinued at any time, and must be brought to an end after a limited period. Stabilisation transactions conducted on Euronext Amsterdam must be conducted by a member of Euronext Amsterdam and must be conducted in accordance with all applicable laws and regulations, including those of Euronext Amsterdam and Article 32 of the Further Regulation on the Behavourial Supervision of the Securities Trade 2002 (Nadere Regeling Gedragstoezicht 2002). Stabilisation/FSA.

CAUTION CONCERNING FORWARD LOOKING STATEMENTS

This announcement contains forward-looking statements, which are found in various places throughout the announcement. While these forward-looking statements represent our judgments and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, those listed or discussed in our Annual Report on Form 20-F for the year ended December 31, 2003 and other key factors that could adversely affect our businesses and financial performance contained in our filings and reports, including those with the United States Securities and Exchange Commission. We are under no obligation to (and expressly disclaim any such obligation to) update or alter our forward-looking statements whether as a result of new information, future events or otherwise.


                                       3